July 10, 2024

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

David Morris
Chief Financial Officer
Guardian Pharmacy, LLC
300 Galleria Parkway SE, Suite 800
Atlanta, Georgia 30339

        Re: Guardian Pharmacy, LLC
            Registration Statement on Form S-1
            Filed October 3, 2023
            File No. 333-274847
Dear David Morris:

        It has been more than nine months since you filed this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

      amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or
      file a request for withdrawal.
       If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

       If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
 July 10, 2024
Page 2


cc:   Fred P. Burke, President and CEO
      CERTIFIED MAIL
      RETURN RECEIPT REQUESTED